Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – March 10, 2011

PRECISION DRILLING CORPORATION
ANNOUNCES PRICING OF SENIOR NOTES

Precision Drilling Corporation (“Precision” or the “Corporation”) today announced that it priced C$200 million aggregate principal amount of 6.50% senior unsecured notes due 2019 (the “notes”) in a private placement offering to Canadian investors.

Precision intends to use the net proceeds from the notes offering and available cash to repay its outstanding indebtedness under its senior secured revolving credit facilities.

The notes have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the notes in any state, or jurisdiction in which such offer, solicitation, or sale would be unlawful.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “intends”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following:  the proposed offering of notes and the use of the net proceeds from the proposed notes offering.  These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations.

ABOUT PRECISION

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)